SCHEDULE 13D

Amendment No. 4
Fidelity Multi-Strategy Credit Fund
Common Shares
Cusip # None

Date of Event Which Requires Filing of This Statement;
August 27, 2024

Cusip # None
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	2,680,888.136
Item 8:	None
Item 9:	2,680,888.136
Item 10: None
Item 11: 2,680,888.136
Item 13: 71.445%
Item 14: HC


Cusip # None
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	2,680,888.136
Item 10: None
Item 11: 2,680,888.136
Item 13: 71.445%
Item 14: IN

This statement constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D originally filed with the Securities and Exchange Commission on May 26, 2023 (the "Original Schedule 13D"), which Original Schedule 13D was amended by Amendment No. 1 on July 13, 2023, and was amended by Amendment No. 2 on February 27, 2024, and was amended by Amendment No. 3 on June 24, 2024 and relates to Common Shares of Beneficial Interest (the "Common Shares"), of Fidelity Multi-Strategy Credit Fund, a Delaware statutory trust
(the "Issuer"), which has its principal executive offices at 245 Summer Street, Boston, MA, 02210 (the "Company").


Except as specifically amended by this Amendment No. 4, the
Schedule 13D is unchanged.


Item 5.	Interest in Securities of Issuer.
(a) and (b) The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 2,680,888.136 issued and outstanding Common Shares representing 71.445% of the total amount of Common Shares and have the sole power to vote and dispose of such shares.
(c) Except as described herein, no transactions in Common Shares of Beneficial Ownership were effected during the past 60 days by the FMR Reporters.
(d) To the best knowledge of the FMR Reporters, no person other than the FMR Reporters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
(e) Not applicable.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on August 29, 2024, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Shares of Fidelity Multi-Strategy Credit Fund at August 27, 2024.

FMR LLC

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:
0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number:
0000315066-23-000038.